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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2 )

PHARMAXIS LIMITED

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

71715J105

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[]	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71715J105

Person 1
1.	(a) Names of Reporting Persons. Orbis Investment Management Limited, Orbis Investment Management (B.V.I) Limited , Orbis Asset Man
(b) Tax ID

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization The Reporting Persons are companies organized respectively under the laws of Bermuda and Australia

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 27,516,961

6. Shared Voting Power 373,300

7. Sole Dispositive Power 27,890,261

8. Shared Dispositive Power not applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person Orbis Investment Management Limited 22,853,780; Orbis Investment Management (B.V.I.) Limited 858,777; Orbis Asset Management Limited 250,005; Orbis Investment Management (Australia) Pty Limited 3,927,

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 14.34%

12.	Type of Reporting Person (See Instructions)

IA

Item 1.
(a)	Name of Issuer Pharmaxis Limited
(b)	Address of Issuer's Principal Executive Offices
Unit 2, 10 Rodborough Rd, Frenchs Forest NSW 2086, Australia
Item 2.
(a)	Name of Person Filing Orbis Investment Management Limited, Orbis Investment Management (B.V.I) Limited , Orbis Asset Management Limited, Orbis Investment Management (Australia) PTY Limited
(b)	Address of Principal Business Office or, if none, Residence 34 Bermudiana Road, Hamilton, HM11, Bermuda; Level 53, governor Phillip Tower, 1 Farrer Place, Sydney NSW 2000 Australia
(c)	Citizenship The Reporting Persons are companies organized respectively under the laws of Bermuda and Australia
(d)	Title of Class of Securities Ordinary Shares
(e)	CUSIP Number 71715J105

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c)
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: Orbis Investment Management Limited 22,853,780; Orbis Investment Management (B.V.I.) Limited 858,777; Orbis Asset Management Limited 250,005; Orbis Investment Management (Australia) Pty Limited 3,927,
(b)	Percent of class: 14.34%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 27,516,961
(ii) Shared power to vote or to direct the vote 373,300
(iii) Sole power to dispose or to direct the disposition of 27,890,261
(iv) Shared power to dispose or to direct the disposition of not applicable

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Other persons have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the 22,853,780 ordinary shares of Pharmaxis Limited beneficially owned by Orbis Investment Management Limited. Another person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale respectively of the 858,777 ordinary shares, 250,005 ordinary shares and 3,927,699 ordinary shares of Pharmaxis Limited beneficially owned by Orbis Investment Management (B.V.I.) Limited, Orbis Asset Management Limited and Orbis Investment Management (Australia) Pty Limited.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
not applicable
Item 8.	Identification and Classification of Members of the Group
Orbis Investment Management Limited ("OIML"), Orbis Investment Management (B.V.I) Limited ("OIML (B.V.I.)") and Orbis Asset Management Limited ("OAML") and Orbis Investment Management (Australia) Pty Limited (OIML (Aus) Pty) are together making this filing because they may be deemed to constitute a "group" for the purposes of Section 13(d)(3) of the Act. Information with respect to each of OIML, OIML (B.V.I.), OAML and OIML (Aus) Pty (collectively, the "Reporting Persons") is given solely by each such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by the other Reporting Person.

OIML is the beneficial owner of 22,853,780 ordinary shares (represented by 6,603,785 ordinary shares and 16,249,995 American Depository Shares) or 11.75% of the 194,488,512 ordinary shares of Pharmaxis Limited believed to be outstanding. OIML disclaims beneficial ownership of the 858,777 ordinary shares beneficially owned by OIML (B.V.I.), the 250,005 ordinary shares (American Depository Shares) beneficially owned by OAML and the 3,927,699 ordinary shares beneficially owned by OIML (Aus) Pty Limited.

OIML (B.V.I.) is the beneficial owner of 858,777 ordinary shares of Pharmaxis Limited or 0.44% of the 194,488,512 ordinary shares of Pharmaxis Limited believed to be outstanding. OIML (B.V.I.) disclaims beneficial ownership of the 22,853,780 ordinary shares beneficially owned by OIML, the 250,005 ordinary shares beneficially owned by OAML and the 3,927,699 ordinary shares beneficially owned by OIML (Aus) Pty Limited.

OAML is the beneficial owner of 250,005 ordinary shares (American Depository Shares) or 0.13% of the 194,488,512 ordinary shares of Pharmaxis Limited believed to be outstanding. OAML disclaims beneficial ownership of the 22,853,780 ordinary shares beneficially owned by OIML, the 858,777 ordinary shares beneficially owned by OIML (B.V.I.) and the 3,927,699 ordinary shares beneficially owned by OIML (Aus) Pty.

OIML (Aus) PTY is the beneficial owner of 3,927,699 ordinary shares of Pharmaxis Limited or 2.02% of the 194,488,512 ordinary shares of Pharmaxis Limited believed to be outstanding. OIML (Aus) PTY disclaims beneficial ownership of the 22,853,780 ordinary shares beneficially owned by OIML, the 250,005 ordinary shares beneficially owned by OAML and the 858,777 ordinary shares beneficially owned by OIML (B.V.I).

Item 9.	Notice of Dissolution of Group
not applicable
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008
Date
ORBIS INVESTMENT MANAGEMENT LIMITED, ORBIS INVESTMENT MANAGEMENT (B.V.I.) LIMITED ORBIS ASSET MANAGEMENT LIMITED ORBIS INVESTMENT MANAGEMENT (AUSTRALIA) PTY LIMITED
Signature
James J Dorr, General Counsel for ORBIS INVESTMENT MANAGEMENT LIMITED, ORBIS INVESTMENT MANAGEMENT (B.V.I.) LIMITED ORBIS ASSET MANAGEMENT LIMITED Hugh Gillespie, Director for ORBIS INVESTMENT MANAGEMENT (AUSTRALIA) PTY LIMITED
Name/Title

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)
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